Exhibit 99.1

January 16, 2017

Press release

Turquoise Hill announces fourth quarter 2016 production

VANCOUVER, CANADA – Turquoise Hill Resources today announced fourth quarter 2016 production for Oyu Tolgoi.

Jeff Tygesen, Turquoise Hill Chief Executive Officer, said, “Oyu Tolgoi’s operations performed very well during 2016, running at record levels for material mined and ore treated. Oyu Tolgoi also exceeded both copper and gold production guidance for the year. Concentrator performance during the fourth quarter was strong with the highest throughput since production began. Oyu Tolgoi is well-positioned to sustain 2017 grade challenges.”

In Q4’16, concentrator throughput increased 7.4% over Q3’16 resulting in an average daily rate of 106,700 tonnes for the quarter, which was a quarterly high. Copper production in Q4’16 was broadly consistent with Q3’16 while Q4’16 gold production increased 32.4% over Q3’16 due to the final processing of Phase 2 ore. Copper grades in Q4’16 were as expected as operations focused mainly on Phase 6 of the open pit.

Oyu Tolgoi is expected to produce 130,000 to 160,000 tonnes of copper in concentrates and 100,000 to 140,000 ounces of gold in concentrates for 2017.

Underground development

During Q4’16, the underground project workforce ramped up to over 2,000 people and progress was made in key areas including Shafts 2 and 5 related activities and construction of critical on-site facilities while the bulk excavation component for the convey-to-surface work stream was completed. Lateral development rates are progressing well with a further increase expected in 2017 when additional underground crushing capacity is added.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	4Q 2015	1Q 2016	2Q 2016	3Q 2016	4Q 2016	Full Year 2016	Full Year 2015
Open pit material mined (‘000 tonnes)	23,708	22,867	22,716	25,739	25,615	96,938	91,771
Ore treated (‘000 tonnes)	9,369	9,662	9,525	9,146	9,819	38,152	34,537
Average mill head grades:
Copper (%)	0.69	0.70	0.64	0.66	0.61	0.65	0.67
Gold (g/t)	0.92	0.63	0.33	0.21	0.25	0.36	0.78
Silver (g/t)	1.67	1.92	1.92	1.99	1.50	1.83	1.56
Concentrates produced (‘000 tonnes)	231.8	229.5	207.1	203.2	206.7	846.6	788.5
Average concentrate grade (% Cu)	24.7	25.1	24.9	22.9	22.0	23.8	25.6

Production of metals in concentrates:
Copper (‘000 tonnes)	57.3	57.6	51.7	46.6	45.5	201.3	202.2
Gold (‘000 ounces)	207	144	70	37	49	300	653
Silver (‘000 ounces)	355	395	391	361	273	1,420	1,223
Concentrate sold (‘000 tonnes)	236.2	213.1	227.4	206.2	182.0	828.6	819.8

Sales of metals in concentrates:
Copper (‘000 tonnes)	54.7	51.2	54.4	45.7	37.6	188.9	201.3
Gold (‘000 ounces)	160	175	95	38	39	347	737
Silver (‘000 ounces)	360	305	395	341	239	1,280	1,158
Metal recovery (%)
Copper	88.4	85.6	83.3	78.0	76.6	81.0	87.6
Gold	74.2	72.2	69.3	62.0	63.4	68.5	74.4
Silver	70.8	66.4	65.9	61.7	57.2	63.1	69.9

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office: +1 604 648 3934

Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

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Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued development Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities, actions or assessments by governmental authorities, events or circumstances that may affect the Company’s ability to deliver its products in a timely manner, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs, including with respect to the development of additional deposits and processing facilities, and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 15, 2016 in respect of the year ended December 31, 2015 (the “AIF”). Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

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